

Coles Myer Ltd.
ABN 11 004 089 936

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS GIVEN that the 83rd Annual General Meeting of Coles Myer Ltd. will be held at The Arts Centre, Hamer Hall (formerly the Melbourne Concert Hall), 100 St Kilda Rd Melbourne on Thursday, 18 November 2004 at 10:00 a.m.

BUSINESS

1. Presentations by Chairman and Chief Executive Officer.

2. To consider the financial report of the Company for the financial year ended 25 July 2004 together with the directors' and auditor's reports.

3. To elect Directors.

In accordance with the Company's constitution:

(a)   Mr Martyn K Myer retires by rotation and offers himself for re-election;
(b)   Ms Patty E Akopiantz retires by rotation and offers herself for re-election;
(c)   Mr Ange T Kenos has nominated himself for election.

4. Senior Executive Performance Share Plan

To consider and, if thought fit, to pass the following resolution

"The Company hereby approves the Senior Executive Performance Share Plan described in the explanatory notes and in the Rules of the Plan tabled at the meeting and signed by the Chairman as a replacement for the current Senior Executive Share Option Plan."

PROXIES

1.   A shareholder has a right to appoint a proxy and that person need not be a shareholder of Coles Myer Ltd. The appointment may be advised to the Company using the enclosed Proxy Form, by mail or facsimile, or via the Internet (not available for holders of American Depositary Shares). A shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you wish to appoint 2 proxies, please obtain a second proxy form by telephoning Computershare Investor Services Pty Limited on 1300 130 278 or International +61 3 9415 4036.

2.   If you use the Internet please note that you can only appoint one person to act as your proxy.

3.   Please ensure that your proxy instructions are received not later than 10:00 a.m. Melbourne time on Tuesday, 16 November 2004, at the Company's share registry, Computershare Investor Services Pty Limited as follows:

In person	Yarra Falls, 452 Johnston Street Abbotsford Vic 3067
By mail	GPO Box 4415 Melbourne Vic 8060 (or use the enclosed reply paid envelope) or
By facsimile	+61 3 9473 2555
Via Internet	www.colesmyer.com (to use this facility you will need your Shareholder ID)

QUESTIONS AND COMMENTS BY SHAREHOLDERS AT THE MEETING

In accordance with the Corporations Act and the Company's past practice, a reasonable opportunity will be given to shareholders at the meeting to ask questions about or make comments on company matters. Shareholders also have the right to ask the auditor or their representative questions relevant to the auditor's report and the conduct of the audit.

NOTES

1.   Coles Myer Ltd. has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of shareholders as at 7:00 p.m. Melbourne time on Tuesday 16 November 2004.
2.   This means that any holder registered at 7:00 p.m. Melbourne time on Tuesday 16 November 2004 is entitled to attend and vote at the Annual General Meeting.
3.   ReCAPS shares confer on the holder an entitlement to attend the meeting, but not to vote on the resolutions.

By Order of the Board

Tim Hammon
Secretary
28 September 2004

EXPLANATORY NOTES

Item 3 - Election of Directors

Mr Myer and Ms Akopiantz retire by rotation in accordance with the Company's constitution. Each of these directors offers themselves for re-election. Mr Leibler is also retiring from the Board at the conclusion of the Annual General Meeting, and does not offer himself for re-election.

Mr Kenos has nominated himself for election as a director in accordance with the Company's constitution.

Recommendation

Your directors recommend shareholders vote in favour of the resolutions re-electing Mr Myer and Ms Akopiantz as directors and against the resolution electing Mr Kenos as a director.

The following information has been provided by each candidate in support of their election as a director:

Mr Martyn K Myer
Non-executive, independent director
BEng, MESc, MSM (MIT) Age 47
(Appointed Director 1996)

Mr Myer has extensive experience in financial services and engineering. He is a director of Diversified United Investments Ltd, Chairman of Cogstate Ltd (a biotech company involved in Alzheimer's disease diagnosis and treatment) and was until recently Managing Director of Merlyn Asset Management Pty Ltd. Prior to his move to the financial services industry, he had extensive experience with some of Australia's leading manufacturers. Mr Myer has involvement in several philanthropic activities, including President of the Howard Florey Institute of Experimental Physiology and Medicine at the University of Melbourne and The Myer Foundation.

Ms Patty E Akopiantz
Non-executive, independent director
BA (Wellesley) MBA (Harvard) Age 41
(Appointed Director 2001)

Ms Akopiantz has over 15 years' senior management and consultancy experience in retail and consumer industries both in Australia and overseas. As a management consultant with McKinsey, she advised some of Australia's leading companies on strategy and organisational change and helped lead the Retail and Consumer Goods Practice. She is a former General Manager of Marketing at David Jones and Vice President of a US apparel manufacturer. Ms Akopiantz is a director of the YWCA and the Foundation for Young Australians, a member of the advisory council of the Australian Graduate School of Management, and Chair of the Foundation for Young Australians NSW committee. She manages her own strategy and marketing consultancy.

Mr Ange T Kenos
MAITD, MACE, CMC, JP

Mr Kenos has sat on a number of Boards and has experience in corporate governance and ethics. These Boards include the RACV and the Royal Victorian Eye & Ear Hospital where he championed patient rights and community relations. He was also Vice-Chairman of the SIO Consumer Appeals Centre, where he represented the interests and concerns of consumers. Mr Kenos has experience in crime prevention, served in the Royal Australian Navy and has been a blood donor for thirty years. His experience includes many years in small business and in customer relations.

Item 4 – Senior Executive Performance Share Plan

During 2003 the Company commenced a review of its Senior Management Reward Strategy, focussing in particular on its long term incentive plan which is based on issuing share options to executives. The review was conducted with the assistance of external consultants to help ensure that any replacement plan would both meet the objectives of the Company and be consistent with the practice of other major corporations. The review concluded that it would be preferable to replace the share option plan with a Performance Share Plan, for the following reasons:

- there is a general market trend of major companies moving away from options as the sole long term incentive mechanism;
- it will provide a more effective executive retention tool due to the longer vesting time frames; and
- it will provide greater incentive to executives to achieve performance hurdles thereby benefiting shareholders.

If the proposed plan is approved by shareholders then no further options will be issued under the existing Senior Executive Share Option Plan.

Shareholder approval is being sought for the new plan, consistent with the ASX Corporate Governance Council's Best Practice Recommendations.

The Plan is designed to provide the Company with a mechanism to encourage the retention of strategically important senior executives and to enhance the link between their rewards and increases in shareholder value.

Participation in the Plan will be limited to senior executives selected by the directors who have strategic and operational importance to the CML group. It is proposed that the Plan would involve annual grants to the relevant executives. It is expected that approximately 220 executives will be invited to participate in the plan, and that approximately 2,000,000 performance shares will be issued each year.

In essence, if the Company satisfies the performance criteria set by directors under the Plan, the performance shares held by an executive would become vested (without any payment by the executive) and thereafter the executive would hold ordinary shares in the Company. These shares would remain subject to restrictions preventing disposal for 12 months, subject to the terms of the Plan.

The rules of the Plan provide the following features:

(a)   The Plan will be open to executives, including executive directors. The CEO, Mr JE Fletcher, is not a participant. Non-executive directors will not be eligible for participation.

(b)   The performance shares will be granted for no consideration payable by the executive. Prior to vesting, they will not confer any right to participate in dividends or in new issues of shares by the Company (including bonus issues, rights issues or otherwise) and they may not be transferred, except with the prior written approval of the directors.

(c)   In general, a performance share will vest only after satisfaction of a performance condition specified by the directors. It is proposed that the vesting of performance shares granted during the financial years ending in 2005 and 2006 will be dependent on performance conditions which are based on the Company's relative total shareholder return (TSR) over a 3 year period and on earnings per share (EPS) growth over a similar period, with each condition applying to 50% of the performance shares granted to participants.

TSR measures the return a shareholder obtains from shares in a company in a defined period and takes into account various matters such as changes in the market value of the shares as well as dividends on the shares. The Company's TSR performance will be compared with the TSR performance of other companies in a comparator group, (being the top 50 industrial companies in the S&P/ASX Top 100 index). The Company's performance will be given a percentile ranking having regard to its performance compared with the performance of other companies in the comparator group (the highest ranking company being ranked at the 100th percentile). If the Company's ranking is at or below the 50th percentile, no performance shares will vest under this performance condition. If the Company's ranking reaches the 51st percentile at the testing date, 50% of the performance shares in the relevant tranche subject to the TSR condition will vest. All performance shares in a tranche subject to the TSR condition will vest if the Company's ranking reaches the 75th percentile. The number of performance shares in a tranche which vest increases proportionately if the Company ranks between the 51st percentile and the 75th percentile.

The EPS growth performance hurdle involves a comparison between the earnings per share of the Company's shares over the financial periods within the testing period and the EPS for the financial year prior to the grant of the performance shares (base EPS). The extent to which the cumulative EPS for the relevant period exceeds the base EPS expressed as a compound per annum growth rate expressed as a percentage determines the number of performance shares that will vest. If the Company's EPS growth is less than 12.5% pa compound, no performance shares will vest under this performance hurdle. If the Company's EPS growth is 12.5% pa compound, 50% of the performance shares in the tranche subject to the EPS condition will vest. All of the performance shares in the tranche subject to the EPS condition will vest if the EPS growth equals or is greater than 15% pa compound. The number of performance shares which will become exercisable increases proportionally if the EPS growth is between 12.5% pa compound and 15% pa compound.

For 100% of the performance shares to vest, both the TSR and EPS hurdles must be satisfied to the maximum extent as detailed above.

To the extent that the TSR or EPS hurdles are not achieved, the performance shares in respect of which the performance hurdle is not satisfied will be carried forward to be retested after a further 6 months and, if still not satisfied, they may be retested one final time after a further 6 months. Any performance shares which are not vested at that point will lapse.

The TSR and EPS performance hurdles attaching to the options granted to the CEO, Mr JE Fletcher, in 2003 following shareholder approval, are alternatives so that satisfaction of either performance hurdle will entitle Mr Fletcher to exercise those options. Mr Fletcher has advised the Board that he believes it would be more appropriate for those options to be exercisable on the same basis as for other executives in the proposed Plan. Accordingly, if shareholders approve the Performance Share Plan outlined in this Notice, Mr Fletcher will only exercise 50% of those options if the TSR hurdle is met and 50% if the EPS hurdle is met.

(d)   In addition to performance shares vesting under these rules, the directors may also vest some or all performance shares in the event of a takeover bid, a scheme of arrangement or a demerger or if they consider that vesting a performance share would be in the best interests of the Company. In those events, the directors may impose additional conditions.

(e)   If a participant ceases to be employed by the Company within 12 months, his or her performance shares will lapse. If a participant ceases to be employed for any reason (other than in circumstances such as death, disability, retrenchment or retirement) prior to the 3 year testing date for a performance condition, his or her performance shares will also lapse. In the event of cessation of employment due to death, disability, retrenchment or retirement prior to that date, the performance hurdles will be tested at the next date upon which the Company announces its financial results for a financial year or half year and the number of performance shares that may vest will then reflect the proportion of the 3 year period that has elapsed prior to the date of cessation of employment.

(f)   Performance shares will lapse if the executive has, in the directors' opinion, acted fraudulently or dishonestly in the conduct of his or her duties.

(g)   Once a performance share is vested, the executive is entitled to an ordinary share in the Company. The directors will decide at that time whether to purchase the shares required on-market or to issue new shares. This decision will depend on factors such as dilution and cost to the Company. It is the directors' preference that the shares be purchased on-market.

(h)   Shares to which the executive becomes entitled will be subject to restrictions. An executive may not deal in the share until permitted to do so by the directors, which will generally require at least 12 months to have elapsed after the performance shares have vested. If the directors consider that an executive has acted fraudulently or dishonestly in the conduct of his or her duties as an executive, the directors may forfeit the participant's shares.

(i)   The Plan also contains standard provisions to enable the directors to administer the Plan and to deal with events that involve a reconstruction of the Company's capital.

A copy of the Plan rules is available on the Company's website, www.colesmyer.com

Recommendation

Your directors recommend shareholders vote in favour of the resolution to approve the Senior Executive Performance Share Plan.